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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               FORM 10-KSB/A No. 1

[X] Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended           December 31, 1995
                                    -----------------

[ ] Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                to
                               --------------    -----------------

                         Commission file number 1-11398
                                                -------

                            CPI AEROSTRUCTURES, INC.
         -------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

            New York                                             11-2520310
- ---------------------------------                           -------------------
(State or Other Jurisdiction                                 (I.R.S. Employer
of Incorporation or Organization)                           Identification No.)

200A Executive Drive, Edgewood, New York                          11717
- ----------------------------------------                    -------------------
(Address of Principal Executive Offices)                       (Zip Code)

                                 (516) 586-5200
          -------------------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

         Securities registered under Section 12(b) of the Exchange Act:

                                                Name of Each Exchange on Which
         Title of Each Class                      Each Class is Registered
         -------------------                   --------------------------------
                None                                       None
         -------------------                   --------------------------------

              Securities registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
          -------------------------------------------------------------
                                (Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes __X__ No _____

         Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

         The issuer's revenues for it's most recent fiscal year were $4,684,378.

         The aggregate market value of the voting stock held by non-affiliates computed by reference to the closing price at which the stock was sold on March 27, 1996 was $2,564,462.

         As of March 27, 1996, the Issuer had 3,728,304 shares of Common Stock, $.001 par value, outstanding.

         Transitional Small Business Disclosure Format:  Yes          No   X
                                                             ------      ------



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Item 1.  DESCRIPTION OF BUSINESS

         (a)      Business Development

         CPI Aerostructures, Inc. (the "Company") is engaged in contract production of structural aircraft parts and sub-assemblies for the commercial and military sectors of the aircraft industry. The Company's operations consist primarily of incorporating component aircraft parts supplied by third parties into complex sub-assemblies to satisfy specific customer requirements and precision certification standards. In connection with its commercial assembly operations, the Company provides engineering, technical and program management services to its customers.

         The Company was incorporated under the laws of the State of New York in January 1980 under the name Composite Products International, Inc. The Company changed its name to Consortium of Precision Industries, Inc. in April 1989 and to CPI Aerostructures, Inc. in July 1992. In September 1992, the Company completed its initial public offering in which it sold 1,190,000 units ("Units"), with the Company receiving net proceeds of approximately $4,600,000. On October 7, 1994, the Company's Registration Statement for the issuance of 1,190,000 shares of Common Stock upon the exercise of public warrants was declared effective. As of January 17, 1995, the redemption date, an aggregate of 1,183,070 warrants were exercised, with the Company receiving net proceeds of approximately $2,861,000.

         (b)      Business of Issuer

         The aircraft industry is comprised of two distinct markets: commercial and military. In March 1993, Management determined that the Company would have to diversify its operations outside of the aerospace industry in view of significant economic setbacks in such industry. The Company subsequently entered into letters of intent to acquire three separate companies, but did not complete any of such acquisitions. In late 1995, the Company was awarded two significant new aerospace contracts and no longer believes that its future growth depends on diversification, although it is continuing to evaluate possible acquisitions. However, the Company has no agreements, understandings or arrangements with respect to any acquisition. See "Diversification Program" below and "Item 3. Legal Proceedings."

         The Company is engaged in contract production of structural aircraft parts and sub-assemblies for the commercial and military sectors of the aircraft industry. The following table sets forth information relating to the approximate dollar amounts and

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percentages of the Company's revenues from the commercial and military sectors of the aircraft industry:

                                                               Years Ended
                                                  December 31,                December 31,
                                                      1994                        1995
                                              -------------------          -------------------
                                                            (Dollar amounts in thousands)

Commercial                                    $4,521        89.7%          $4,369        93.3%
Military                                         520        10.3              315         6.7
                                              ------       ------          ------       ------
  Total......................                 $5,041       100.0%          $4,684       100.0%
                                              ------       ------          ------       ------

         Sales of the Company's commercial aircraft products accounted for an increasing portion of the Company's revenues until the Company completed its transition from military to commercial work in 1992. However, in view of the two substantial contract awards from the military sector in late 1995, the Company is expected to experience an increased level of revenues from the military sector.

Products

         The Company's principal commercial aircraft products include pylons, aprons, spars and lower pan assemblies, which are structures used to attach jet engine housings to aircraft.

         The Company's products are sub-assemblies (a series of parts fitted together to form a complex aerodynamic structure). These products are incorporated into jet engine housings (nacelles) by the Company's customers or aircraft manufacturers to form final aircraft assemblies. The Company's products are custom designed and developed to fit precise certification standards imposed by the Company's customers and applicable regulatory bodies. Due to the critical functions served by the Company's products, sub-assemblies are often manufactured using durable, heat-resistant, and/or light-weight metals, including titanium, inconel and various metal alloys containing similar properties.

         Apron assemblies are panels that function as the aerodynamic surface between pylons and nacelles. As of December 31, 1995, the Company had delivered two engineering prototypes, three development units, six flight test units and forty production units of an apron assembly to Rohr Industries, Inc. ("Rohr") for the McDonnell Douglas MD-90, a 150-200 seat jet aircraft which received FAA certification in November 1994.

         Pan assemblies are structures connected to the rear end of pylons. Spars are fabricated components of the pylon that are

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connected to nacelles. Spars and lower pan assemblies are produced under Rohr's production program for the Boeing 757, an existing 200 seat jet aircraft. The Boeing 757 received FAA certification in December 1982.

         Aft fairing assemblies are the exterior portion of a pylon. The Company produces aft assemblies and portions of the upper forward section of the pylon under an agreement with Mitsui & Co. (U.S.A.) as agent for Shin-Meiwa Industry Co., Ltd., a Japanese aerospace firm, in connection with the production of the McDonnell Douglas MD-11 Tri-jet, an existing 250 to 275 seat jet aircraft. The McDonnell Douglas MD-11 received FAA certification in November 1991.

         Pylons are structures which attach nacelles to the wing or fuselage of an aircraft. The Company produced pylons under The Nordam Corporation's ("Nordam") production program for Raytheon Company's Hawker 1000 Executive Jet, an existing eight to ten seat aircraft, which received FAA certification in November 1991. In September 1995, Nordam terminated the contract for the manufacture of pylons, as described below, but not the portion of the contract relating to the manufacture of engine mounts.

         The Company also assembles structural replacement parts for military aircraft, including spoilers, flaps, ducts, skins and doors. Spoilers and flaps are aerodynamic panels attached to the wings of an aircraft that enable an aircraft to ascend and brake during takeoff and landing. Ducts are open panels to enable free airflow within an aircraft. Skins are the outer layer of an aircraft. In late 1995, the Company announced the award of two significant contracts with the United States Air Force to supply parts for the C-5 Aircraft and the A-10 Aircraft. The Company has the capabilities to produce additional aircraft products for both commercial and military applications.

Customers and Contracts

         Commercial

         Pursuant to long-term agreements with Rohr, a leading commercial aircraft supplier of nacelles, the Company operates as a subcontractor under Rohr's production programs with The Boeing Company and McDonnell Douglas Corporation. In June 1994, Rohr sold its corporate jet business to Nordam and the Company's agreement with Rohr concerning the Hawker 1000 was transferred to Nordam. Through December 31, 1995, most of the Company's revenues attributable to the commercial sector of the aircraft industry were derived from the three contracts and purchase orders each

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originally with Rohr, as described below. For the years ended December 31, 1994 and 1995, sales of the Company's products to Rohr/Nordam accounted for approximately 81% and 89%, respectively, of the Company's revenues. During 1994 and 1995, approximately 8.8% and 4.2%, respectively, of the Company's revenues were derived from sales to Shin-Meiwa.

         Generally, the Company's agreements with Rohr, Mitsui and Nordam provide that the price for products is subject to annual adjustment calculated in accordance with an escalation formula that is based on statistics published by the United States Department of Labor, which account primarily for industry costs for labor and materials. In addition, the agreements contain repricing provisions which adjust the price under certain circumstances as a result of changes in the scope, design, quantity or delivery schedule provisions.

         The Company's agreements with Rohr and Nordam contain provisions that allow termination of such contracts at will, in whole or in part, at the convenience of the customer and generally provide that the customer must reasonably compensate the Company for work performed through the termination date. The Company's agreement with Nordam to provide pylons was terminated by Nordam in September 1995, in accordance with such terms, as described below. There can be no assurance that Rohr or Nordam will maintain any of its remaining contracts with the Company at current levels. Termination of any of the Company's other contracts by Rohr or Nordam would have a material adverse effect on the Company.

         In May 1990, the Company entered into an agreement with Rohr, pursuant to which the Company agreed to provide Rohr with pan assemblies in connection with production of the Boeing 757 jet aircraft. The agreement, as revised, obligates the Company to deliver a total of 296 units to Rohr for a fixed aggregate base price of $2,545,000 and entitles Rohr to order additional assemblies at negotiated prices. As of December 31, 1994 and 1995 the Company had delivered 202 and 248 assemblies, respectively, to Rohr. Rohr has provided the Company with all special purpose tooling necessary to produce such assemblies. The Company anticipates that it will complete production and delivery of the balance of the currently ordered assemblies under this agreement by the end of 1996. The Company also provides Rohr with spars for use in connection with production of the Boeing 757 aircraft pursuant to purchase orders submitted to the Company from time to time by Rohr. As of December 31, 1994 and 1995, Rohr had ordered an aggregate of 603 and 721 spars, respectively, for an aggregate purchase price of $2,263,000 as of December 31, 1995 and the Company had delivered 641 spars to Rohr as of December 31, 1995.

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The Company anticipates that it will complete deliveries of the balance of the currently ordered assemblies by the end of 1996. For the years ended December 31, 1994 and 1995, approximately 9% and 19%, respectively, of the Company's revenues were derived from the sale of pan assemblies and spars under this program. The Boeing 757 is an existing airplane which the Company believes Boeing will continue to produce based on Boeing's reported backlog.

         In March 1991, the Company entered into an agreement with Rohr, pursuant to which the Company agreed to provide Rohr with apron assemblies and related components in connection with production of the McDonnell Douglas MD-90 jet aircraft. The Company delivered 34 production units during 1995. As of December 31, 1995, the Company had delivered an aggregate of two engineering prototypes, three development units, six flight testing units and 40 production units. During the years ended December 31, 1994 and 1995, approximately 63% and 57%, respectively, of the Company's revenues were derived from this program. McDonnell Douglas completed FAA certification for this aircraft at the end of 1994. Under the Company's agreement, the Company must deliver an annual average minimum of three and an annual average maximum of 12 apron assemblies per month until at least 1,000 apron assemblies are delivered. The agreement obligates the Company to deliver an aggregate of 1,000 apron assemblies to Rohr at a fixed aggregate base price (originally contracted in 1991 unescalated dollars) of $22,000,000 and entitles Rohr to purchase up to an additional 1,000 apron assemblies at a price to be negotiated. Due to modifications in the design of the apron, the price of the production units has increased significantly.

         The above agreement provides that the Company was obligated to pay for non-recurring costs of up to a maximum of approximately $1,700,000, subject to adjustment by mutual agreement to reflect design changes. In November 1994, due to delivery stretch-outs which would have extended the number of years before the Company would have recovered its amortized investment, the Company negotiated with Rohr for advanced payment of such investment at a net present value of $1,200,000. This amount was paid to the Company in two installments in December 1994 and January 1995. Payment to the Company was made in exchange for the Company's release of all claims for schedule delays and the Company's transfer of title in the tooling to Rohr and all proprietary rights relating to the products.

         In October 1988, the Company entered into an agreement with Rohr, which contract was sold to Nordam, pursuant to which the Company agreed to provide Nordam with pylons, engine mounts and all related sub-assemblies and components for use in connection with

                                       -6-


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production of the Hawker 1000 Executive Jet. For the years ended December 31,
1994 and 1995, approximately 9.1% and 13.9%, respectively, of the Company's revenues were derived under this program. The Company reported no sales of pylons under this agreement since the first quarter of 1993. The original agreement obligated the Company to deliver a total of 300 pylons to Nordam at a fixed aggregate base price (in 1988 unescalated dollars) of $10,300,000. The agreement further provided that Nordam was obligated to reimburse the Company for all non-recurring costs incurred by the Company to design and fabricate tooling required to produce the product, plan and prepare initial documentation, and develop prototypes. The Company was amortizing an aggregate of $1,815,900 of non-recurring costs over the first 300 pylons (150 ship-sets) delivered to Nordam by attributing a portion of each payment it receives to recover such costs. The engine mounts for this jet are also common to other executive jets and may be used for other executive jets.

         As of December 31, 1994, the Company had delivered 140 pylons (70 ship-sets) to Nordam; however, the Company has not delivered any pylons under the agreement since the second quarter of 1993, when Rohr advised the Company of a delivery stretch out on the Hawker 1000 program. To compensate the Company for this production delay, Rohr agreed to reimburse the Company for the balance of the non-recurring investment in this program, which balance of $1,242,975 was received during 1994. Additionally, the Company negotiated an agreement with Rohr for Rohr to partially purchase residual pylon inventory for $727,200 payable at the rate of $104,000 per month beginning in April 1994, the full amount of which was received during 1994. In September 1995, the Company received notice from Nordam of a termination of CPI's contract with Nordam for the manufacture of pylons. The portion of the contract relating to the manufacture of engine mounts has not been terminated, and sales of engine mounts are expected to continue under the contract.

         The Company recorded a charge against cost of sales of approximately $1,473,000 (based on an estimated impact using the percentage of completion method of accounting) during the fourth quarter of 1995, but also expects to negotiate a termination payment with Nordam, which will have a positive impact on the Company's cash flow. The amounts of the termination payment, however, cannot be determined at this time.

         In May 1992, the Company commenced production of aft fairing assemblies for Shin-Meiwa Industry Co., Ltd. ("Shin-Meiwa"), a Japanese aerospace firm. On December 10, 1992, the Company executed an agreement with Mitsui & Co. (U.S.A.), Inc., as agent

                                       -7-


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for Shin-Meiwa to produce aft fairing assemblies in connection with the production program for the McDonnell Douglas MD-11. The Company's current arrangement with Shin-Meiwa provides for the Company to assemble products using tooling and component parts provided by Shin-Meiwa. The contract provides for the delivery of 251 pieces for an aggregate of approximately $1,590,000. As of December 31, 1994 and 1995, the Company had delivered 110 and 141 fairing assemblies pursuant to purchase orders. The Company expects to deliver 18 new or reworked units through 1996.

Military

         The Company supplies structural aircraft parts and sub-assemblies to the military under prime contracts with several branches of the United States Government. For the years ended December 31, 1994 and 1995, 10.3% and 6.7%, respectively, of the Company's revenues were derived from military contracts. No single military contract accounted for 10% of the Company's revenues for the years ended December 31, 1994 or 1995. However, in view of the two contracts awarded by the Air Force in late 1995, the Company is expected to experience an increased level of revenues from the military sector.

         On September 19, 1995, the Company was awarded a contract by the United States Air Force for the A-10 Aircraft program. The Company will produce leading edge panels for such aircraft. The total award amount is approximately $3,074,000, with all deliveries expected to be completed during 1997.

         On September 22, 1995, the Company was awarded a contract by the United States Air Force for the C-5 Aircraft program. The Company is producing structural supports, plates and brackets, mount assemblies, air deflectors, mounting blocks, hinge brackets, plate assemblies, fairings, landing gear door assemblies and panel assemblies for such aircraft. As of March 20, 1996, the total contract value is $1,036,000 with additional orders anticipated, although no assurances can be given as to any additional orders.

         As of December 31, 1994 and 1995, the Company had five and eight military contracts, respectively, in various stages of completion. Contract terms are generally one to two years. Product prices under these contracts are fixed. Each contract obligates the Company to deliver a specific quantity of units according to specified delivery schedules. Each contract contains repricing clauses which adjust the fixed price for each product delivered in the event that the government requests design, quantity or schedule changes for products. The Company generally provides its own tooling to produce products under military

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contracts. The Company typically recovers all of its tooling costs under a contract following the delivery of the first unit produced. For contracts with an aggregate dollar amount in excess of $100,000 the Company is generally entitled to receive progress payments to cover approximately 90% of the Company's total costs at the time of the request.

         Pursuant to military contracts, the Company provides a warranty which covers defects in materials and workmanship for products delivered to the government. The warranty provides for the replacement or repair of defective products. The Company is not required under its contracts to carry liability insurance. Such contracts incorporate by reference the Federal Acquisition Regulations (FAR) which provide that the government generally acts as a self-insurer for loss of or damage to property that occurs after acceptance of delivered products and results from defects or deficiencies of the products.

Production and Assembly

         The Company's assembly operations consist primarily of incorporating component aircraft parts supplied by third parties into complex sub-assemblies to satisfy specific customer requirements and precision certification standards. The Company subcontracts production of component parts in its assembly operations, which are shaped, formed, welded and/or machined to specified configurations. This allows the Company to avoid additional costs of extensive manufacturing and production facilities, parts fabrication and expensive capital equipment. The Company's employees process component parts to add drilling, routing, boring and other processes prior to assembly. Components are placed, attached and incorporated into final assemblies by Company-trained personnel. The Company's operations are generally conducted on a five-day basis with single shifts.

         The Company packages its products in accordance with specifications for shipment to its customers. The Company's customers are generally responsible for arranging product shipment by common carrier.

Marketing

         To date, substantially all of the Company's commercial marketing activities have been conducted by members of management. Such activities have consisted primarily of personal contact with potential customers.

         The Company's sales cycle, which generally commences at the

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time a prospective customer issues a request for proposal and ends upon execution of a contract with the customer, typically ranges from six months to one year. A portion of the Company's commercial marketing efforts involves responding to requests from potential contractors. The Company obtains military contracts for its products and services through the process of competitive bidding.

Backlog

         The Company produces custom sub-assemblies pursuant to long-term contracts and customer purchase orders. Backlog consists of aggregate contract values under basic ordering agreements or for production orders, excluding the portion previously included in operating revenues on the basis of percentage of completion accounting, and including estimates of future contract price escalation. All of the Company's backlog is subject to termination at will and rescheduling, without significant penalty. As of December 31, 1995 and 1994, the Company's backlog was approximately $50.4 million and $59.8 million, respectively.

         Of the Company's backlog at December 31, 1995, approximately 92% and 8%, respectively, is attributable to commercial and military contracts. Approximately $6 million (12%) of the Company's backlog at December 31, 1995 is scheduled for delivery during the year ending December 31, 1996.

Raw Materials, Suppliers and Manufacturers

         The Company makes extensive use of metals, including, titanium, inconel, steel, aluminum and alloys as raw materials in the production of its products. Rod, bar tubing and extrusions made of aluminum, steel and titanium and other materials such as rubber and adhesives are also utilized. The Company's decision to purchase certain raw materials is generally based on required specifications of its customers. The Company purchases all of its supply of metals and other raw materials pursuant to purchase orders from third party distributors who purchase raw materials from original manufacturers located throughout the United States. While the Company attempts to maintain alternative sources of supply for the Company's raw materials and believes that alternative sources are currently available for most of such materials, the Company's business is subject to the risk of price fluctuations and periodic delays in delivery of raw materials.

         The Company subcontracts production of substantially all component parts incorporated into its products to third party manufacturers under firm fixed price orders. Accordingly, the Company is substantially dependent on the ability of such

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manufacturers, among other things, to meet stringent performance and quality specifications and to conform to delivery schedules. The Company believes that the risk, if any, inherent in this arrangement is minimal. The Company's decision to purchase certain components is generally based upon whether such components are available to meet required specifications and at a cost and delivery consistent with customer requirements. The Company generally solicits numerous sources for its supplies before making a decision to purchase components. The Company, from time to time, is required to purchase custom made parts from sole suppliers and manufacturers in order to meet specific customer requirements. To date, the Company has not experienced material delays in connection with obtaining custom parts.

         The Company generally does not maintain supply agreements with its suppliers or manufacturers and purchases raw materials and component parts pursuant to purchase orders in the ordinary course of business. The Company believes that the supplies of materials through the end of 1996 will be adequate.

Competition

         The markets for the Company's products are highly competitive. The Company competes with numerous well-established foreign and domestic subcontractors engaged in the supply of aircraft parts and assemblies to the commercial sector of the aircraft industry, including Northrop Grumman Corporation, Aeronca, Inc., Shin-Meiwa and other subcontractors throughout the world. The Company also faces competition from foreign and domestic prime contractors, including Nordam, all of whom possess greater resources than the Company, thereby permitting such companies to implement extensive production programs in response to orders from aircraft manufacturers. The market for large commercial jet aircraft is dominated by The Boeing Company, McDonnell Douglas Corporation and Airbus Industries, which typically contract production of assemblies to a limited number of large commercial contractors. Consequently, the Company's ability to increase market penetration in the commercial sector may be limited by the relatively limited number of prime contractors in this market.

         The Company competes on the basis of price, development and production capabilities and service. To the extent possible, the Company seeks to limit its operations to the assembly of complex sub-assemblies while subcontracting production of component parts, which allows the Company to avoid the significant costs associated with maintaining capital equipment. The Company believes that, by subcontracting production of component parts and providing engineering, technical and program management services to prime

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contractors, it has enhanced its competitive position in the commercial aircraft market.

         In addition, the Company faces competition from numerous military subcontractors. The Company competes for military contracts on the basis of price. The Company is able to obtain military contracts that are "set-aside" for small businesses.

Government Regulation

         The Company is subject to regulations administered by the United States Environmental Protection Agency, the Occupational Safety and Health Administration, various state agencies and county and local authorities acting in cooperation with Federal and state authorities. Among other things, these regulatory bodies impose restrictions to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous chemicals and substances. The extensive regulatory framework imposes compliance burdens and risks on the Company. Governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose civil and criminal fines in the case of violations.

         The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") imposes strict, joint and several liability on the present and former owners and operators of facilities which release hazardous substances into the environment. The Resource Conservation and Recovery Act of 1976 ("RCRA"), regulates the generation, transportation, treatment, storage and disposal of hazardous waste. In New York, the handling, storage and disposal of hazardous substances is governed by the Environmental Conservation Law, which contains the New York counterparts of CERCLA and RCRA. In addition, the Occupational Safety and Health Act, which requires employers to provide a place of employment that is free from recognized and preventable hazards that are likely to cause serious physical harm to employees, obligates employers to provide notice to employees regarding the presence of hazardous chemicals and to train employees in the use of such substances.

         The Company's operations require the use of a limited amount of chemicals and other materials for painting and cleaning, including solvents and thinners, that are classified under applicable laws as hazardous chemicals and substances. The Company has obtained a permit from the Town of Islip, New York, Building Division in order to maintain a paint booth containing flammable

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liquids. The Company believes that it is in substantial compliance with all federal, state and local laws and regulations governing its operations and has obtained all material licenses and permits required for the operations of its business.

Warranty

         Pursuant to all of the Company's commercial contracts, the Company warrants that products will strictly conform to all specifications provided by the customer and will be free from defects in material and workmanship for a specified period (ranging from one to four years). The Company's liability is limited to repair or replacement of defective products. Notwithstanding such limitation, the Company agreed to indemnify the customers for any costs, damages, expenses or other loss or liability incurred or paid (including reasonable attorneys' fees) arising out of asserted claims for property damage, personal injury or death, or any other damages, including claims of consequential loss and breach of contract as a result of, among other things, the performance of work, products or workmanship, provided that such claims do not arise as a result of the sole fault of the customers.

         Pursuant to military contracts, the Company provides a warranty which covers defects in materials and workmanship for products delivered to the government. The warranty provides for the replacement or repair of defective products. The Company is not required under its contracts to carry liability insurance. Such contracts incorporate by reference the Federal Acquisition Regulations (FAR) which provide that the government generally acts as a self-insurer for loss of or damage to property that occurs after acceptance of delivered products and results from defects or deficiencies of the products.

Insurance

         The Company maintains a $2 million general liability insurance policy, a $10 million products liability insurance policy, and a $5 million umbrella liability insurance policy, which it believes is adequate coverage for the types of products presently marketed. The Company generally warrants its products to be free from defects in materials, workmanship and manufacturing processes for a specified period, ranging from one to four years from the date of shipment.

Proprietary Information

         None of the Company's current assembly processes or products are protected by patents. The Company relies on proprietary

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know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its products. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such processes, concepts, ideas and documentation. The Company has registered the name CPI Aerostructures and its logo as trademarks.

Employees

         As of March 27, 1995, the Company employed 22 full-time employees including its three executive officers, and two part-time employees, as compared with 24 full-time employees and two part-time employees as of December 31, 1994. The 22 full-time employees include two engaged in engineering and design, one engaged in marketing, seven engaged in assembly operations, three engaged in quality control/assurance, two engaged in technical support, one engaged in contracts administration, four engaged in procurement and accounting and two engaged in administration. The Company also employs temporary personnel with specialized disciplines on an as-needed basis. None of the Company's employees are members of unions. The Company believes that its relations with its employees are good.

Diversification Program

         The aircraft industry experienced significant down-sizing commencing in early 1993. Management determined in March 1993 that the Company would have to diversify its operations outside of the aerospace industry. In November 1993, the Company entered into a letter of intent to acquire a manufacturer of telecommunications towers. The letter of intent was terminated as the Company was unable to enter into a definitive merger agreement by December 31, 1993.

         On July 14, 1994, the Company entered into a letter of intent with Valentec International Corporation ("Valentec") to acquire substantially all of the assets and the related liabilities of four operating divisions of Valentec. The four operating units were involved in the design and manufacture of components for automotive applications, precision parts for computers, medical prosthesis applications, and ordnance products for the domestic and international munitions market. The Company commenced due diligence but was unable to arrive at a purchase price and the letter of intent was terminated for the parties' failure to enter into a definitive purchase agreement by December 20, 1994, as amended.

         On August 24, 1995 the Company signed a letter of intent to merge with VTX Electronics Corporation ("VTX") of Farmingdale, New York, a value added specialty distributor of electronic components and cable. On October 27, 1995, the Company announced that it had terminated merger discussions with VTX pursuant to the terms of the letter of intent and subsequently commenced a lawsuit against VTX. See "Item 3. Legal Proceedings."

         The Company continues to review candidates for potential acquisitions; however, following the award of two significant new aerospace contracts, Management does not believe that the Company's future growth depends on diversification. The Company has no agreements, understandings or arrangements with respect to any acquisition.

Item 2.  DESCRIPTION OF PROPERTY

         The Company's executive offices and production facilities are situated in an approximate 25,000 square foot building located at 200A Executive Drive, Edgewood, New York 11717. The Company occupies this facility under a lease with an unaffiliated landlord, which commenced on December 1, 1995 and ends on March 31, 1999. The current monthly base rental is $12,656, increasing to $13,451, plus common area costs, over a the term of the lease. The Company believes that its facilities are adequate for its current needs.

         In December 1995, the Company sold its land and facilities in Ronkonkoma, New York which resulted in a substantial reduction of debt. See "Item 6. Management's Discussion and Analysis."

Item 3.  LEGAL PROCEEDINGS

         On or about November 22, 1995, the Company commenced an action in the Supreme Court of the State of New York, County of Nassau, against VTX Electronics Corp. alleging breach of a contract signed between the parties on August 24, 1995. CPI seeks damages in the amount of $400,000. Defendant VTX answered and counterclaimed for $150,000. The matter is in the discovery phase.

         On December 26, 1995, the Company commenced an action in the Supreme Court of the State of New York, County of New York, against Valentec International Corporation and Price Waterhouse LLP, alleging breach of contract and unjust enrichment against both of them, and a separate fraud claim against Valentec. CPI seeks damages of $62,500. Defendant Valentec has answered and counterclaimed for $49,000 in alleged legal fees. The matter is in the discovery phase.

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

         None.

                                     PART II

Item 5.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's securities have been traded in the over-the-counter market and listed on the National Association of Securities Dealers Automated Quotation SmallCap Market ("Nasdaq/SmallCap") since December 22, 1995, and quoted on the Nasdaq National Market System and traded on the Boston Stock Exchange prior to such date, from September 16, 1992. The Company's Common Stock was moved from the Nasdaq National Market System to the Nasdaq SmallCap as a result of the Company failing to hold an annual shareholders meeting for two years before holding one on January 12, 1996. The Company has appealed this decision because it deferred holding meetings each time a proposed acquisition which would have required shareholder approval was terminated, and views the decision as being based on a non-substantive requirement.

         The Company's Units, each consisting of one share of Common Stock and one Common Stock warrant traded under the NASDAQ symbol CPIAU until January 19, 1993; the Common Stock trades under the NASDAQ symbol CPIA and the Warrants traded under the NASDAQ symbol CPIAW. The Warrants were traded until January 12, 1995 when they were redeemed.

         The following tables set forth for the last two fiscal years, the range of high and low bid prices of the Company's Common Stock and Warrants for the periods indicated and the range of high and low closing prices of the Company's Common Stock and Warrants since January 1, 1994, as reported by NASDAQ. NASDAQ prices represent inter-dealer quotations, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

NASDAQ
Security        Period                            High              Low
- --------        ------                            ----              ---
Common          January 1 -
Stock           March 31, 1994                    $9 1/4            $6 31/32

                April 1 -
                June 30, 1994                     $7 3/4            $6 1/2

                July 1 -
                September 30, 1994                $8 1/2            $5

                October  1-                       $8                $4 3/8
                December 31, 1994

                Period                            High              Low
                ------                            ----              ---
                January 1 -
                March 31, 1995                    $5 5/8            $1 3/4

                April 1 -
                June 30, 1995                     $2 1/2            $1 5/16

                July 1 -
                September 30, 1995                $1 7/8            $15/16

                October 1 -
                December 31, 1995                 $1 7/16           $1

                January 1 -
                February 29, 1996                 $1 1/4            $3/4

Warrants        January 1, -
                March 31, 1994                    $3 3/4            $2

                April 1 -
                June 30, 1994                     $3 1/8            $2

                July 1 -
                September 30, 1994                $4 1/4            $1 7/8

                October 1 -
                December 31, 1994                 $5 1/8            $3

                January 1 -
                anuary 11, 1995                   $3                $1 1/4

         On March 27, 1996, the closing sale price for the Company's Common Stock on the NASDAQ/SmallCap was $1.0625.

         On March 27, 1996, there were 83 holders of record of the Company's Common Stock. The Company reasonably believes that there are in excess of 400 beneficial holders of its Common Stock.

Dividend Policy

         To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. The Company's loan agreement with Chrysler prevents the Company from declaring or paying any dividends or making any other payments to the Company's shareholders. Furthermore, the Board of Directors does not intend to declare any cash or other dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in the Company's business operations. See "Item 6. Management's Discussion and Analysis - Financing Arrangements."

Item 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing under Item 7 of this Report.

General

         Consistent with industry practice, the Company uses the percentage of completion method of accounting for its business. Under this method, the Company recognizes revenues as costs are incurred under its contracts, measured by the percentage of actual costs incurred to date against estimated total costs. Under the Company's commercial contracts, the Company does not receive cash payments until products are shipped. Accordingly, revenues may be recognized by the Company even though associated cash payments have not been received. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in contract performance may result in revisions to costs and income, which are recognized in the period in which revisions are determined to be required. The Company's recorded revenues may be written-off in later periods in the event the Company's cost estimates prove to be inaccurate or a contract is terminated.

Results of Operations

Year Ended December 31, 1995 as Compared to the Year Ended December 31, 1994

         The Company's revenues for the year ended December 31, 1995 ("1995") were $4,684,000 compared to $5,041,000 for the year ended December 31, 1994 ("1994"), representing a decrease of $357,000, or 7%. This reduction in revenues was attributable to delays in deliveries relating to certain commercial jobs. Delivery "stretchouts" on the Boeing 757, as well as on the Raytheon Hawker 1000 prior to the partial termination of the contract, were consistent with the general slowdown of deliveries announced by the major aircraft manufacturers. During 1994, the Company began manufacturing for production under the MD-90 program and in 1994 delivered two flight testing units and four production units. This program began to ramp-up delivery rates to three units per month beginning in January 1995, increasing to four units per month in January 1996. As of December 31, 1995, the Company had delivered 40 production units out of a total contract of 1,000. The Company's largest contract with Rohr for the McDonnell Douglas MD-90 provided that the Company may recover only a portion of its non-recurring costs in the event of termination prior to delivery of a certain minimum number of aprons. In November 1994, the Company negotiated with Rohr for an advance payment of the amortized investment of approximately $1,700,000. In view of delivery "stretch-outs," it would have been several years before the Company would have recovered its non-recurring costs. The Company received the net present value of its investment in two installments of $600,000 each in December 1994 and January 1995. In February 1992, the Company entered into an agreement with Kaiser Compositek ("Kaiser") (formerly Wyman Gordon Composites), a subcontractor, to provide the Company with panels used in connection with the aprons on the MD- 90. Kaiser and its subcontractor have completed the non-recurring portion of such agreement estimated to be approximately $520,000. Notwithstanding the Company's agreement with Rohr for advanced payment of its non-recurring costs, in accordance with the Company's agreement with Kaiser, the Company was required to begin payment of Kaiser's non-recurring costs in November 1994, to be amortized over the production cycle.

         Commercial aircraft programs represented approximately 93% of total revenues for 1995, as compared to 90% for 1994.

         Gross profit for 1995 was $420,00 compared to $2,112,000 for 1994, representing a decrease of $1,692,000, or 80%. The decrease in gross profit was attributable primarily to the termination of the pylon portion of the Company's contract with Nordam for the Raytheon Hawker 1000. This resulted in a charge against cost of sales of approximately $1,473,000 based on its impact on past revenues using the percentage of completion method of accounting. Gross profit as a percentage of revenues for 1995 was 9%, compared to 42% for 1994, representing a decrease of 33%. The decrease in gross profit percentage was attributable primarily to the termination of the pylon contract.

         Selling, general and administrative expenses for 1995 were $1,168,000 compared to $1,052,000 for 1994, representing an increase of $116,000, or 11%. This increase is primarily attributable to expenses incurred in the relocation of the Company's offices and manufacturing facility. Selling, general and administrative expenses as a percentage of revenues for 1995 and 1994 were 25% and 21%, respectively. Interest expense for 1995 was $391,000, compared to $511,000 for 1994, representing a decrease of $120,000 or 23%. The decrease is attributable to a substantial reduction of debt during 1995.

         The net loss for 1995 was $1,080,000 compared to net income of $233,000 for 1994, representing a decrease in net income of $1,313,000. The decrease is attributable primarily to (i) the termination of the pylon contract which resulted in the inclusion in cost of sales of $1,473,000 of revenues which were previously required to be recognized under the percentage of completion method of accounting and (ii) the sale of the Company's facilities which resulted in a non-cash, non-operating loss of $496,000 representing the excess of the Company's basis in the facility over the net proceeds from the sale thereof. See "Liquidity and Capital Resources" for a description of the use of proceeds from the sale of the facility.

         Loss per share were $.29 per share for 1995 based on the weighted average shares outstanding of 3,724,373, as compared to primary earnings per share of $.06 for 1994, based on the weighted average shares outstanding of 3,800,612.

Liquidity and Capital Resources

         The Company has financed its working capital requirements during the past three years through borrowings from Chrysler, the Company's initial public offering and subsequent warrant exercise, as well as operating cash flow. A large portion of the Company's cash has been used for costs incurred on various commercial contracts that are in process. These costs are components of "Costs and estimated earnings in excess of billings on uncompleted contracts" and represents the aggregate costs and related earnings for uncompleted contracts for which the customer has not yet been billed. These costs and earnings are recovered upon shipment of products and presentation of billings in accordance with contract terms. The Company's continued requirement to incur significant costs, in advance of receipt of associated cash for commercial contracts has caused an increase in the gap between aggregate costs and earnings and the related billings to date.

         Net cash used in operating activities for 1995 was $271,000, as compared to $106,000 for 1994. This decrease in cash was primarily attributable to a net loss of $1,080,000, a decrease in deferred taxes of $336,000, an increase in accounts receivable of $104,000 and an increase in other current assets of $154,000, offset by an addback of depreciation and amortization expenses of $124,000 (non-cash items), and a decrease in costs and estimated earnings in excess of billings of $820,000.

         Net cash used in financing activities was $1,738,000, as compared to net cash provided by financing activities of $1,303,000 for 1994. This decrease was attributable to the Company using $1,841,000 to pay long-term debt in 1995, as compared to 1994 when it received proceeds from the exercise of stock warrants of $2,716,000, and proceeds from the exercise of stock options of $102,000, offset by the repayment of long-term debt of $1,478,000. Included in long-term debt repayments were principal payments to Chrysler of $1,166,000 and $1,040,000 for 1994 and 1995, respectively. Net cash provided by investing activities of $1,212,000 for 1995 resulted from the Company's sale of its land and building.

         On December 15, 1995 the Company sold its land and building in Ronkonkoma, New York to an unaffiliated third party. The aggregate purchase price of $1,249,000 was used by the Company to pay $743,000 to retire its industrial revenue bonds and $400,000 to reduce the Company's outstanding indebtedness to Chrysler.

         As a result of the foregoing the Company's cash at December 31, 1995 decreased by $798,000 from the prior year to $999,000.

         The working capital requirements of the Company vary by market and with each major contract. The requirements have been financed primarily through borrowings and proceeds from the Company's initial public offering and warrant exercise.

         In the commercial market the Company is sometimes required to incur significant non-recurring costs to design and fabricate tooling required to produce the product, plan and prepare initial documentation and develop prototypes.

Financing Arrangements

         On September 28, 1989, the Company entered into a term loan and revolving line of credit (the "Loan Agreement") with Chrysler. At December 31, 1995, there was an aggregate of approximately $2,324,000 owed to Chrysler under the Loan Agreement, as amended. Interest is payable monthly in arrears at 2% above the prime rate of The Chase Manhattan Bank, N.A.

         In October 1993, the Company and Chrysler signed an amendment to the Loan Agreement under which all outstanding indebtedness to Chrysler was consolidated under a term loan with a July 1, 1995 maturity date, with automatic twelve month extensions, provided the Company is not in default or Chrysler gives 90 days notice of termination.

         In February 1994, the Company received a deferral of mandatory monthly debt payments due in January, February and March 1994 and a waiver of default arising from the non-payment, during such period. In June 1994, the Company received a deferral of mandatory monthly debt payments due in May, June and July 1994 and a waiver of default arising from the non-payment during such period. The June deferral and waiver were subject to various conditions as specified in a letter agreement between the Company and Chrysler. The Company entered into a Fourth Amendment to the Loan Agreement as of December 31, 1994, with Chrysler pursuant to which: the October 1993 amendment was modified; the conditions set forth in the June 1994 letter agreement were rescinded, and the maturity date of the loan was extended to November 1, 1996. In addition, the December 31, 1994 amendment provided a waiver for defaulting on a loan covenant as specified in the original loan agreement, as amended in the October 1993 agreement. During 1994 and January 1995, the Company received approximately $2,861,000 in net proceeds from the exercise of an aggregate of 1,183,070 stock purchase warrants and remitted approximately one-third to Chrysler to reduce its outstanding indebtedness, as required under its loan agreement with Chrysler.

         In connection with the Company's sale of its land and facilities, the Company entered into a Note Consolidation and Extension Agreement dated as of November 1, 1995 (the "1995 Extension Agreement") with Chrysler. This agreement was conditioned upon Chrysler receiving $400,000 from the Company's real property sale which occurred in December 1995. Pursuant to the 1995 Extension Agreement; the maturity date of the loan was extended from November 1, 1996 to January 31, 1997; the maturity date of the $430,000 Warrant Note was extended from November 1, 1996 to January 31, 1997; the two existing mortgage notes were consolidated into a Consolidated Note dated as of November 1, 1995 in the aggregate principal amount of $784,000. The Second Amended and Restated Revolving Credit Note to evidence the loan in the principal amount of $1,510,183. The Consolidated Note, the Second Amended and Restated Revolving Credit Note and the Warrant Note each bears interest payable monthly in arrears at 2% above the prime rate and are collateralized by the Company's assets as previously pledged.

         Substantially all of the Company's assets are pledged to Chrysler as collateral for the loan, and the Company is prohibited from incurring additional indebtedness. In addition to the covenants requiring the Company to maintain certain levels of net worth and financial ratios, the Company's Loan Agreement with Chrysler limits or prohibits the Company, except with the prior consent of Chrysler, from declaring or paying dividends, making any capital distributions or other payments to shareholders, merging or consolidating with another corporation or selling all or substantially all of its assets, and places limits on capital expenditures.

         The Company's indebtedness to Chrysler is personally guaranteed by a pledge of all the Company's outstanding Common Stock held by Arthur August and Theodore Martines, the Company's President and Executive Vice President, respectively, and their affiliates pursuant to an Amended and Restated Stock Pledge Agreement dated as of August 5, 1992. The Company's Loan Agreement with Chrysler provides that Messrs. August and Martines may not vote their shares on any matters which, in Chrysler's sole discretion, may adversely affect the value of the Company's assets or the pledged stock without Chrysler's prior written consent. See "Item 11. Security Ownership of Certain Beneficial Owners and Management."

Inflation

         Inflation has historically not had a material effect on the Company's operations.

Item 7.  FINANCIAL STATEMENTS

         This information appears following Item 13 of this Report and is incorporated herein by reference.

Item 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

         As previously reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, the Company dismissed the accounting firm of Coopers & Lybrand L.L.P. (the "Former Accountant") as the Company's principal accountants on April 29, 1994. Goldstein Golub Kessler & Company, P.C. (the "New Accountant") was engaged as the Company's principal accountant to audit the Company's financial statements for the fiscal year ended December 31, 1994. The Company did not previously consult with the New Accountant.

         The decision to change accountants was approved by the Board of Directors. During the Company's fiscal years ended December 31, 1993 and 1994 and the subsequent interim period preceding the Former Accountant's dismissal, current management was unaware of any disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                                    PART III

Item 9.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE
         ACT

         The directors and executive officers of the Company are as follows:

         Name                           Age             Position
         ----                           ---             --------

Arthur August (1)                       61            Chairman of the Board
                                                      of Directors,
                                                      President, Chief
                                                      Executive Officer and
                                                      Director

Theodore J. Martines (1)(2)             63            Executive Vice
                                                      President, Secretary/
                                                      Treasurer and Director

Stanley Wunderlich                      47            Director

Walter Paulick (1)(2)                   49            Director


- ----------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

         Arthur August, a founder of the Company, has been the Chairman of the Board, President, Chief Executive Officer and a director since January 1980. From 1956 to 1979, Mr. August was employed by Northrop Grumman Corporation ("Grumman"), an aerospace products manufacturer, where he last held the position of Deputy Director. Mr. August holds a degree in Aeronautical Engineering from the Academy of Aeronautics (1956), a B.S. degree in Industrial Management from
C. W. Post College (1963), a Masters degree in Engineering from New York University (1965) and is a graduate of the Program for Management Development at the Harvard Graduate School of Business (1977).

         Theodore J. Martines has been the Executive Vice President, Secretary/Treasurer and a director of the Company since December 1984. From 1957 to 1983, Mr. Martines was employed by Grumman where he last held the position of Director of Contracts and

Business Analysis. From 1955 to 1957, Mr. Martines was employed by Sperry (Unisys) Corp. as a design engineer. Mr. Martines holds a degree in Mechanical Engineering from Stevens Institute of Technology and an MBA degree from Adelphi University.

         Stanley Wunderlich has been a Director of the Company since November 1995. He has served as Corporate Development Consultant to the Company since January 1995. Mr. Wunderlich is currently the Chairman of Consulting for Strategic Growth, Ltd., a financial consulting company. From November 1992 to May 1994, Mr. Wunderlich was the Chairman of Renaissance Group, Ltd., a financial consulting company. From May 1991 to October 1992, Mr. Wunderlich served as a Managing Director of Robert Todd Financial. From January 1990 to April 1991, Mr. Wunderlich was a Managing Director of American Fund Advisors, Inc. From March 1987 to May 1989, Mr. Wunderlich was employed by J.T. Moran & Co. as a Managing Director. From April 1977 to March 1987, Mr. Wunderlich was a founder and principal of Krieger, Wunderlich & Co., Inc., a financial consulting company.

         Walter Paulick has been a director of the Company since April 1992. Mr. Paulick is currently a self employed financial consultant. From 1982 to November 1992, Mr. Paulick was a Vice President of Parr Development Company, Inc., a real estate development company. From 1980 to 1982, Mr. Paulick was employed by Key Bank, where he last held the position of Vice President. From 1971 to 1980, Mr. Paulick was a Vice President of National Westminster U.S.A.

         All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Directors currently receive no cash compensation for serving on the Board of Directors other than stock options and reimbursement of reasonable expenses incurred in attending meetings. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

         The Company has agreed, for a period of five years ending September 16, 1997, if so requested by Whale Securities Co., L.P., to nominate and use its best efforts to elect a designee of the underwriter as a director of the Company, or at the underwriter's option, as a non-voting advisor to the Company's Board of Directors. The Company's officers, directors and their affiliates who hold approximately 35% of the outstanding shares of Common Stock of the Company, have agreed to vote their shares in favor of such designee. The underwriter has not yet exercised its right to designate such a person.

         The Company has obtained key-man life insurance on the lives of Mr. August and Mr. Martines in the amount of $1,200,000 and $300,000, respectively, which policies have been assigned to Chrysler as collateral under the Company's loan agreement. In the event that the Company is able to replace its loan agreement with Chrysler, Messrs. August and Martines have agreed to designate the Company as the beneficiary of these life insurance policies and the Company will seek to increase the amount of insurance coverage under Mr. Martines' policy to $1,000,000.

Compliance with 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Officers, Directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and ten percent stockholders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's copies of such forms received or written representations from certain reporting persons that no Form 5's were required for those persons, the Company believes that, during the fiscal year ended December 31, 1995, all filing requirements applicable to its Officers, Directors and greater than ten percent beneficial owners were complied with, except that Messrs. August, Martines and Paulick each filed one late report concerning the grant of employee stock options.

Item 10. EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company, a small business issuer, during the fiscal years ended December 31, 1995, 1994 and 1993, by the Company's Chief Executive Officer and the Company's only other executive officer whose total compensation exceeded $100,000.


                                        Annual Compensation                            Long Term Compensation
                                        -------------------                            ----------------------
                                                                                             Awards                   Payouts
                                                                                             ------                   -------
(a)                      (b)      (c)             (d)          (e)           (f)             (g)          (h)           (i)

                                                                                                          Long-term
                                                               Other         Restrict-                    Incent-
Name                                                           Annual        ed                           ive
and                                                            Compen-       Stock           Options/     Plan          All
Principal                                                      sation        Award(s)        SARs         Payouts       Other
Position                 Year     Salary($)       Bonus($)     ($)           ($)             ($)          ($)           Compensation
- --------                 ----     ---------       --------     --------      ---------       --------     -------       ------------

Arthur August,           1995     $256,281          -0-          -0-            -0-             -0-          -0-           -0-
Chief Executive          1994     $193,306        $4,354         -0-            -0-             -0-          -0-           -0-
  Officer and            1993     $213,002        $9,433         -0-            -0-             -0-          -0-           -0-
  President

Theodore J.              1995     $153,988          -0-          -0-            -0-             -0-          -0-           -0-
  Martines,              1994     $116,479        $1,742         -0-            -0-             -0-          -0-           -0-
Executive Vice           1993     $128,731        $3,773         -0-            -0-             -0-          -0-           -0-
  President and
  Director





               Aggregated Option/SAR Exercises in Last Fiscal Year
                            and FYE Option/SAR Values

(a)                                      (b)              (c)              (d)                        (e)

                                                                                                        Value of
                                                                           Number of                  Unexercised
                                                                           Unexercised                In-The-Money
                                         Shares                            Options/SARs at            OptionsSARs
                                         Acquired                          FYE(#)                     at FYE ($)
                                         on Exer-         Value            Exercisable/               Exercisable/
Name                                     cise (#)         Realized         Unexercisable (1)          Unexercisable
- ----                                     --------         --------         -----------------          -------------
Arthur August                               -0-              -0-             100,000/-0-                   -0-/-0-
Theodore J. Martines                        -0-              -0-             80,000/-0-                    -0-/-0-

- -------------
(1) On January 26, 1995, the Board of Directors regranted to Messrs. August and Martines 50,000 and 40,000 of these options, respectively, exercisable at $3.00 per share, the then current fair market value. These options were previously exercisable at $5.00 per share.

         The Company has no long-term incentive plan awards.

         Directors currently receive no cash compensation for serving on the Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings. Each of the Company's directors has received stock options from the Company. See "Stock Options" below.

Employment Agreements

         Messrs. August and Martines are employed by the Company as Chairman of the Board, President and Chief Executive Officer; and Executive Vice President, Secretary and Treasurer; respectively, pursuant to employment agreements which expire on September 15, 1998. The employment agreements, entered into effective September 16, 1995, provide Messrs. August and Martines with annual base salaries of $251,942, and $157,464, respectively, during the first year, which will increase at a rate of 8% per annum in the second and third years. Pursuant to their employment agreements, Mr. August and Mr. Martines are entitled to receive an annual bonus equal to 2.5% and 1% respectively, of the Company's net income for the years ending December 31, 1995, 1996 and 1997.

         The agreements provide that during the term of employment with the Company, and for a period of one-year thereafter, the employees will not compete with the Company or engage in any activities that would interfere with the performance of their duties as employees of the Company. The agreements provide that the Company will maintain hospital and health insurance benefits for the employee following retirement.

Employee Benefit Plans

         On February 1, 1991, the Board of Directors adopted a Qualified Sick Pay Plan (the "QSP Plan") which covers full-time executive officers and managers. The QSP Plan provides covered employees with an income during periods of disability due to sickness or injury and is funded through the purchase of disability income insurance policies.

Stock Options

         1995 Employee Stock Option Plan

         The Company has granted options under the 1995 Employee Stock Option Plan (the "1995 Option Plan") to purchase an aggregate of 106,000 shares of Common Stock, at exercise prices ranging from $1.06 to $1.44 per share, to certain employees, executive officers, and directors of the Company including: five-year options to purchase 50,000 shares of Common Stock granted to Arthur August, Chairman of the Board of Directors, Chief Executive Officer and President; and five-year options to nine non-executive officer employees to purchase an aggregate of 56,000 shares of Common Stock. As of December 31, 1995, options to purchase 60,000 shares were outstanding under the 1995 Option Plan. Pursuant to the terms of his pledge agreement with Chrysler, Mr. August has pledged to Chrysler the shares of Common Stock issuable upon exercise of his options.

         1992 Employee Stock Option Plan

         As of the date of this Report there remained outstanding options to purchase an aggregate of 216,335 shares of Common Stock under the Company's 1992 Employee Stock Option Plan (the "1992 Plan"). These options are held by 14 different persons including options to purchase: 50,000 shares held by Arthur August, exercisable at $3.00 per share; 40,000 shares held by Theodore Martines, Executive Vice President, exercisable at $3.00 per share and 40,000 shares exercisable at $1.31 per share; 5,000 shares held by Walter Paulick, a director, exercisable at $3.00 per share and 5,000 shares exercisable at $1.00 per share; 40,000 shares held by Burt Stern, a former officer, exercisable at $3.00 per share and 5,000 shares held by Craig Sakin, a former director, exercisable at $3.00 per share. A total of 278,000 options have been granted under the 1992 Plan; 30,001 have been forfeited and 1,501 shares remain eligible for the grant of options.

         Other Options

         In October 1994, the Company granted an option to purchase 10,000 shares at $3.00 per share (as amended) to a consultant. On January 26, 1995, the Company granted an option to purchase 120,000 shares of Common Stock at $3.00 per share to Rickel and Associates, in consideration of business consulting services to be performed for the Company. In January 1995 the Company also granted an option to purchase 30,000 shares of Common Stock to Stanley Wunderlich as a consultant for financial advisory services at $3.00 per share. A second option to Mr. Wunderlich was granted in January 1996 to purchase 30,000 shares of Common Stock exercisable at $1.06 per share. Mr. Wunderlich became a director of the Company in November 1995. See "Item 12. Certain Relationships and Related Transactions." An option to purchase 20,000 shares of Common Stock was issued to the Company's counsel in April 1995 exercisable at $2.00 per share.

Item 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

         The following table sets forth, as of the date hereof, certain information concerning those persons known to the Company, based on information obtained from such persons, with respect to the beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of Common Shares and Preferred Stock by (i) each person known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, (ii) each Director, (iii) each executive officer named in the Summary Compensation Table and (iv) all Directors and executive officers as a group:

Name and Address                          Shares                 Percent of
of Beneficial Owner               Beneficially Owned(2)        Common Stock(3)
- -------------------               ---------------------        ---------------
Arthur August (1)                   1,080,000   (4)(5)           28.2% (6)

Theodore J. Martines(1)               215,000   (4)(7)(8)         5.6% (9)

Walter Paulick                         15,000   (10)               *

Stanley Wunderlich                     60,000   (11)              1.6% (12)

All Directors and                   1,370,000   (13)             34.4% (14)
Executive Officers
as a group (four persons)

- -------------

*    Less than 1%

(1) The business address of such person is care of the Company, 200A Executive Drive, Edgewood, New York 11717.

(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.

(3) Unless otherwise indicated, based on 3,728,304 shares issued and outstanding.

(4) All shares of Common Stock owned by Messrs. August and Martines and their respective affiliates have been pledged (the "Pledged Shares") to Chrysler Capital Corporation ("Chrysler") to secure the Company's indebtedness to Chrysler (the "Chrysler Indebtedness") under a loan agreement with

     Chrysler. In the event of a default by the Company under said loan agreement and acceleration of the Company's indebtedness thereunder, Chrysler could foreclose on the Pledged Shares, which would result in a change in control of the Company. Moreover, the Company's loan agreement with Chrysler provides that Messrs. August and Martines may not vote their shares on those matters which, in Chrysler's sole discretion, may adversely affect the value of the Company's assets or the Pledged Shares, without Chrysler's prior written consent.

(5) Includes 100,000 shares of Common Stock which Mr. August has the right to acquire within 60 days upon exercise of options granted pursuant to each of the Company's 1992 Employee Stock Option Plan and the Company's 1995 Employee Stock Option Plan. Excludes an aggregate of 60,000 shares of Common Stock owned by Mr. August's children or held in trust for Mr. August's grandchildren, and 9,000 shares of Common Stock owned by Mr. August's wife, all of which shares Mr. August disclaims beneficial ownership.

(6) Assumes, pursuant to Rule 13d-3(d)(1) of the Exchange Act, that there are 3,828,304 shares of Common Stock outstanding.

(7) Includes 80,000 shares of Common Stock which Mr. Martines has the right to acquire within 60 days upon exercise of options granted pursuant to the Company's 1992 Employee Stock Option Plan.

(8) Excludes 75,000 shares of Common Stock owned by Mr. Martines' wife and an aggregate of 50,000 shares of Common Stock held in trust for three children and two grandchildren of Mr. Martines, as to all of which shares Mr. Martines disclaims beneficial ownership. All of these shares have been pledged to secure the Chrysler Indebtedness.

(9) Assumes, pursuant to Rule 13d-3(d)(1) of the Exchange Act, that there are 3,808,304 shares of Common Stock outstanding.

(10) Includes 15,000 shares of Common Stock which Mr. Paulick has the right to acquire within 60 days upon exercise of options granted pursuant to the Company's 1992 Employee Stock Option Plan.

(11) Includes 30,000 shares of Common Stock which Mr. Wunderlich has the right to acquire within 60 days upon exercise of non- qualified stock options granted outside the Company's Stock Option Plans and 30,000 shares of Common Stock which Mr. Wunderlich has the right to acquire within 60 days upon exercise of non-qualified stock options granted pursuant to the Company's 1995 Employee Stock Option Plan.

(12) Assumes pursuant to Rule 13d-3(d)(1) of the Exchange Act, that there are 3,788,304 shares of Common Stock outstanding.

(13) Includes an aggregate of 100,000, 80,000, 15,000 and 60,000 shares of Common Stock which the individuals included in the group have the right to acquire within 60 days upon exercise of options granted pursuant to the Company's 1992 and 1995 Stock Option Plans.

(14) Assumes pursuant to Rule 13d-3(d)(1) of the Exchange Act, that there are 3,983,304 shares of Common Stock outstanding.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         For information concerning employment agreements with, compensation of, and stock options granted to the Company's executive officers and directors, see "Item 10. Executive Compensation -- Employment Agreements; and Stock Options."

         In May 1990, Messrs. Arthur August and Theodore J. Martines, President and Executive Vice President, respectively, entered into a Standby Agreement with the Company and Chrysler Capital Corporation ("Chrysler"), pursuant to which they were required to deposit into escrow an aggregate of $161,000 and $55,000, respectively, to enable the Company on a continuing basis to satisfy its working capital needs of up to $300,000, to the extent the Company is unable to borrow such funds under the Loan Agreement with Chrysler. Pursuant to the terms of the Standby Agreement, in January and March 1992, the Company borrowed an aggregate of $161,225 on an unsecured demand basis from Mr. August and $55,145 from Mr. Martines. Messrs. August and Martines have agreed not to demand payment of these loans prior to either the refinancing of the Chrysler loan or the reduction of the line of credit below $3,570,000, the latter of which has occurred. In December 1994, the Company repaid the principal balance of $216,370 to Messrs. August and Martines. In January 1995, the Company paid approximately $43,000 in accrued interest relating to this indebtedness at the rate of 2% above the prime rate.

         As of January 1, 1996, the Company entered into a consulting agreement with Stanley Wunderlich, a director of the Company. The agreement terminates on December 31, 1997, unless sooner terminated on sixty days notice of either party. Pursuant to the agreement, Mr. Wunderlich provides the Company with financial advisory consulting services including, but not limited to, assisting with financial public relations, arranging meetings with securities analysts and money managers, rendering advice with regard to changes in the capitalization or corporate structure of the Company, and advising the Company in connection with potential mergers or acquisition. In consideration for these services, Mr. Wunderlich is compensated at the rate of $5,000 per month, including reasonable expenses. In addition, as further compensation for these consulting services, Mr. Wunderlich was granted an option to purchase 30,000 Common Shares exercisable at $1.06 per share, the then current fair market value.

Item 13. EXHIBITS, LIST AND REPORTS ON FORM 8-K

(a) Exhibits

  3.1 Certificate of Incorporation of the Registrant, as amended.(1)

  3.2             Amended and Restated  By-Laws of the Registrant.(1)

  4.1 Form of Underwriter's Warrants issued to the Underwriter.(1)

*10.1 Employment Agreement between Registrant and Arthur August dated September 15, 1995.

*10.2             Employment Agreement between Registrant and Theodore J.
                  Martines dated September 15, 1995.

 10.3             1992 Stock Option Plan. (1)

*10.4             1995 Employee Stock Option Plan.

 10.5 Registrant's Promissory Notes dated January 31, 1992 and March 6, 1992 to Arthur August with letter dated July 1, 1992.(1)

 10.6 Registrant's Promissory Notes dated January 31 and March 6, 1992 to Theodore J. Martines with letter dated July 1, 1992.(1)

 10.7 Loan Agreement dated as of September 28, 1989, as amended, between the Registrant and Chrysler Capital Corporation.(1)

 10.8 Restated Mortgage dated September 28, 1989 from the Registrant to Chrysler Capital Corporation in the amount of $200,000.(1)

 10.9 Mortgage dated September 28, 1989 from the Registrant to Chrysler Capital Corporation in the amount of $584,000.(1)

 10.10 Revolving Credit Note dated September 28, 1989 from the Registrant to Chrysler Capital Corporation in the amount of $4,216,000.(1)

- --------
         * Filed with this Annual Report on Form 10-KSB

 10.11 Security Agreement dated as of September 28, 1989 between the Registrant and Chrysler Capital Corporation.(1)

 10.12 Stock Pledge Agreement dated as of September 28, 1989 by and among Arthur August, Theodore J. Martines, Sr. and Chrysler Capital Corporation.(1)

 10.13 Waiver and First Amendment to Loan Agreement between the Registrant and Chrysler Capital Corporation dated as of January 1, 1992.(1)

 10.14 Rohr Basic Purchase Agreement dated October 5, 1988 for PW300 Pylon Assembly on BAC 125-100 Executive Jet.(1)

 10.15 Rohr Basic Purchase Agreement dated March 12, 1991 for Apron Assembly on McDonnell Douglas MD-90.(1)

 10.16 Rohr Basic Purchase Agreement dated May 8, 1990 for Boeing 757 Lower Pan Assembly.(1)

 10.17            Form of military contract.(1)

 10.18 Purchase Orders and Agreement with subcontractor, Wyman Gordon Composites, for the McDonnell Douglas MD-90.(1)

 10.19 Memorandum of Agreement Concerning Select Supplier Program dated January 30, 1990 by and between the Company and Rohr Industries, Inc.(1)

 10.20            Registrant's Sick Pay Plan.(1)

 10.21            Waiver to Loan Agreement dated as of July 24, 1992.(1)

 10.22            Amended and Restated Stock Pledge Agreement dated as of
                  August 5, 1992.(1)

 10.23 Waiver and Second Amendment to Loan Agreement and Stock Pledge Agreement Dated as of August 13, 1992.(1)

 10.24 Basic Agreement for Sub-Assembly dated December 10, 1992 by and between the Registrant and Mitsui & Co. (U.S.A.), Inc.(2)

 10.25 Third Amendment to Loan Agreement and Security Agreement Dated as of October 1, 1993.(3)

 10.26 Amended and Restated Revolving Credit Note (Senior Term) dated October 1, 1993 payable to Chrysler Capital Corporation.(3)

 10.27 Amended and Restated Warrant Note dated October 1, 1993 payable to Chrysler Capital Corporation.(3)

 10.28 Amended and Restated Mortgage Note dated October 1, 1993 payable to Chrysler Capital Corporation in the amount of $200,000.(3)

 10.29 Amended and Restated Mortgage Note dated October 1, 1993 payable to Chrysler Capital Corporation in the amount of $584,000.(3)

 10.30 Letter Agreement dated February 16, 1994 between the Company and Chrysler Capital Corporation (4)

 10.31 Letter Agreement dated June 13, 1994, between the Company and Chrysler Capital Corporation (5)

 10.32 Fourth Amendment to Loan Agreement and Termination of the Letter Agreement dated as of December 31, 1994. (6)

 10.33 Allonge to Amended and Restated Revolving Credit Note (Senior Term) dated October 1, 1993 for $3,416,000 payable to Chrysler Capital Corporation. (6)

 10.34 Allonge to Amended and Restated Mortgage Note dated October 1, 1993 for $584,000 payable to Chrysler Capital Corporation. (6)

 10.35 Allonge to Amended and Restated Warrant Note dated October 1, 1993 for $430,000 payable to Chrysler Capital Corporation. (6)

 10.36 Allonge to Amended and Restated Mortgage Note dated October 1, 1993 for $200,000 payable to Chrysler Capital Corporation. (6)

 10.37 Consulting Agreement dated January 26, 1995 by and between the Company and Rickel and Associates, Inc. (6)

 10.38 Option dated January 26, 1995 from the Company to Rickel and Associates, Inc. (6)

 10.39 Lock-Up/Modification Agreement dated September 24, 1994 by and between the Company and Whale Securities Co., L.P. (6)

 10.40 First Amendment to BPA MD-90-AP-91-CPI by and between the Company and Rohr, Inc. for MD90 V2500 Apron Assembly. (6)

*10.41 Lease dated November 15, 1995 by and between the Company and Heartland Rental Properties Partnership for the Company's facilities in Edgewood, New York.

*10.42 Contract of Sale dated July 1995, between the Company and Triangle Electronics Group, Inc. for sale of the Company's facilities in Ronkonkoma, New York.

*10.43            Note Consolidation and Extension Agreement dated as of
                  November 1, 1995.

*10.44 Consolidated Note dated as of November 1, 1995 in the amount of $784,000 to Chrysler Capital Corporation.

*10.45 Second Amended and Restated Revolving Credit Note in the amount of $1,510,183 to Chrysler Capital Corporation.

*10.46 Second Amended and Restated Warrant Note dated as of November 1, 1995 in the amount of $430,000 to Chrysler Capital Corporation.

*10.47 Solicitation Contract dated September 19, 1995 from the Department of the Air Force.

*10.48 Solicitation Contract dated September 22, 1995 from the Department of the Air Force.

*10.49 Consulting Agreement between the Company and Stanley Wunderlich dated as of January 1, 1996.

 11.1             Statement regarding computation of per share earnings.(2)

 16.1             Letter on change in certifying accountant. (7)

 21.1             Subsidiaries of the Registrant. (None)

- ----------
*Filed with this Annual Report on Form 10-KSB.

(1) Filed as an exhibit to the Company's Registration Statement on Form S-1 (No. 33-49270) declared effective on September 16, 1992 and incorporated herein by reference.

(2) Filed as an exhibit to the Company's Annual Report on Form 10-K for December 31, 1992 and incorporated herein by reference.

(3) Filed as an exhibit to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1 (No. 33-49270) declared effective on October 26, 1993 and incorporated herein by reference.

(4) Filed as an exhibit to the Company's Annual Report on Form 10-K for December 31, 1993 and incorporated herein by reference.

(5) Filed as an exhibit to the Company's Registration Statement on Form SB-2 (No. 33-83150) declared effective October 7, 1994 and incorporated herein by reference.

(6) Filed as an exhibit to the Company's Annual Report on Form 10-KSB for December 31, 1994 and incorporated herein by reference.

(7) Filed as exhibit to the Company's Current Report on Form 8-K for April 29, 1994, as amended, and incorporated herein by reference.

         (b) Reports on Form 8-K

         No reports on Form 8-K were filed by the Company during the quarter ended December 31, 1995.

                                                      CPI AEROSTRUCTURES, INC.

                                                 INDEX TO FINANCIAL STATEMENTS

==============================================================================









Independent Auditor's Report                                                F-1

Financial Statements:

   Balance Sheet as of December 31, 1995                                    F-2

   Statement of Operations for the Years
       Ended December 31, 1995 and 1994                                     F-3

   Statement of Shareholders' Equity for the
       Years Ended December 31, 1995 and 1994                               F-4

   Statement of Cash Flows for the Years Ended
       December 31, 1995 and 1994                                           F-5

   Notes to Financial Statements                                     F-6 - F-14

                                     [LOGO]


                    GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
                  Certified Public Accountants and Consultants
                  --------------------------------------------


                                     [LOGO]


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CPI Aerostructures, Inc.

We have audited the accompanying balance sheet of CPI Aerostructures, Inc. as of December 31, 1995 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. as of December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/  GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
- --------------------------------------------
GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
New York, New York

February 14, 1996


             1185 Avenue of the Americas    New York, NY 10036-2602
           TEL 212 372 100 * FAX 212 372 1001 * INTERNET info@ggk.com

    NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND
                                CONSULTING FIRMS

     LONG ISLAND OFFICE 333 EARLE OVINGTON BLVD. UNIONDALE, NY 19553-3656 *
                      TEL 516 222 9494 * FAX 516 222 8037



                                                                                             CPI AEROSTRUCTURES, INC.

                                                                                                        BALANCE SHEET

======================================================================================================================

December 31, 1995

- ----------------------------------------------------------------------------------------------------------------------
ASSETS (Note 6)

Current Assets:
  Cash and cash equivalents (Note 1)                                                                      $    998,517
  Accounts receivable (Note 1)                                                                               1,565,048
  Costs and estimated earnings in excess of billings on uncompleted contracts (Notes 1 and 4)                9,677,390
  Prepaid expenses and other current assets                                                                    329,199
- ----------------------------------------------------------------------------------------------------------------------

      Total current assets                                                                                  12,570,154

Property and Equipment, net (Note 5)                                                                           196,384

Deferred Income Taxes (Note 8)                                                                                 113,000

Other Assets                                                                                                    75,519

- ----------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                                        $ 12,955,057
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                                                                                        $  1,160,285
  Accrued expenses                                                                                             260,288
  Current portion of long-term debt (Notes 6 and 7)                                                            630,525
  Deferred income taxes (Note 8)                                                                               445,000
- ----------------------------------------------------------------------------------------------------------------------

      Total current liabilities                                                                              2,496,098

Long-term Debt (Notes 6 and 7)                                                                               1,730,229

- ----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                                      4,226,327
- ----------------------------------------------------------------------------------------------------------------------

Commitments (Note 7)

Shareholders' Equity (Notes 2 and 10):
  Common stock - $.001 par value; authorized 10,000,000 shares,
  issued and outstanding 3,728,304 shares                                                                        3,728
  Additional paid-in capital                                                                                 7,436,079
  Retained earnings                                                                                          1,288,923
- ----------------------------------------------------------------------------------------------------------------------

      Total shareholders' equity                                                                             8,728,730

======================================================================================================================
      Total Liabilities and Shareholders' Equity                                                          $ 12,955,057
======================================================================================================================

                                              See Notes to Financial Statements



                                                                                              CPI AEROSTRUCTURES, INC.


                                                                                               STATEMENT OF OPERATIONS

======================================================================================================================

Year ended December 31,                                                                      1995                 1994
- ----------------------------------------------------------------------------------------------------------------------

Revenue (Note 1)                                                                      $ 4,684,378           $5,041,073

Cost of sales (Note 1)                                                                  4,264,071            2,928,644
- ----------------------------------------------------------------------------------------------------------------------

Gross profit                                                                              420,307            2,112,429

Selling, general and administrative expenses                                            1,168,134            1,052,366
- ----------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                                            (747,827)           1,060,063
- ----------------------------------------------------------------------------------------------------------------------

Other (income) expenses:
  Interest income                                                                         (77,858)             (25,815)
  Interest expense                                                                        391,377              511,036
  Loss on sale of building                                                                496,071                   -
  Costs of terminated acquisitions (Note 3)                                               223,671              241,565
  Other income                                                                            (42,243)             (52,210)
- ----------------------------------------------------------------------------------------------------------------------
Total other expenses, net                                                                 991,018              674,576
- ----------------------------------------------------------------------------------------------------------------------

Income (loss) before provision (benefit) for income taxes and
 extraordinary item                                                                    (1,738,845)             385,487

Provision (benefit) for income taxes                                                     (577,000)             152,000
- ----------------------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item                                                (1,161,845)             233,487

Extraordinary item - gain on early extinguishment of debt (Note 6)                         81,475                   -

- ----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                     $(1,080,370)         $   233,487
======================================================================================================================

Earnings (loss) per share (Note 1):

  Income (loss) before extraordinary item                                             $      (.31)         $       .06
  Extraordinary item                                                                          .02                    -
======================================================================================================================
Net earnings (loss)                                                                   $      (.29)         $       .06
======================================================================================================================

Weighted average shares and common share equivalents outstanding (Note 1)               3,724,373            3,800,612
======================================================================================================================


                                              See Notes to Financial Statements



                                                                                              CPI AEROSTRUCTURES, INC.

                                                                                     STATEMENT OF SHAREHOLDERS' EQUITY

======================================================================================================================

Years ended December 31, 1994 and 1995
- ----------------------------------------------------------------------------------------------------------------------
                                                                                                                Total
                                                                           Paid-in          Retained     Shareholders'
                                          Shares            Amount         Capital          Earnings           Equity
- ----------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1994                2,512,401         $2,512        $4,474,264      $ 2,135,806      $ 6,612,582

Net income                                      -               -                 -           233,487          233,487

Shares issued upon exercise
 of stock options                            32,833             33           101,631               -           101,664

Shares issued upon exercise
 of stock warrants                        1,125,000          1,125         2,715,065               -         2,716,190
- ----------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994              3,670,234          3,670         7,290,960        2,369,293        9,663,923

Shares issued upon exercise
 of stock warrants                           58,070             58           145,119               -           145,177

Net loss                                         -              -                 -        (1,080,370)      (1,080,370)

======================================================================================================================
Balance at December 31, 1995              3,728,304         $3,728        $7,436,079      $ 1,288,923      $ 8,728,730
======================================================================================================================


                                              See Notes to Financial Statements



                                                                                              CPI AEROSTRUCTURES, INC.


                                                                                               STATEMENT OF CASH FLOWS

======================================================================================================================

Year ended December 31,                                                                        1995               1994
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                                     $(1,080,370)      $    233,487
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
   operating activities:
    Depreciation and amortization                                                           124,339            177,228
    Deferred taxes                                                                         (336,000)           192,000
    Loss on sale of land and building                                                       496,071                 -
    Extraordinary item                                                                      (81,475)                -
    Changes in operating assets and liabilities:
      Increase in accounts receivable                                                      (104,288)          (899,755)
      Increase in prepaid expenses and other current assets                                (154,107)           (21,327)
      Decrease in costs and estimated earnings in excess of billings on
       uncompleted contracts                                                                820,022            652,724
      Decrease (increase) in other assets                                                    23,217            (48,523)
      Increase (decrease) in accounts payable                                                12,748            (86,996)
      Increase (decrease) in accrued expenses                                                 8,352            (61,360)
      Decrease in income taxes payable                                                           -             (30,998)
- ----------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) operating activities                              (271,491)           106,480
- ----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchase of property and equipment                                                        (36,292)            (2,043)
  Proceeds from sale of land and building                                                 1,248,581                 -
- ----------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) investing activities                             1,212,289             (2,043)
- ----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Repayment of long-term debt                                                            (1,841,128)        (1,478,028)
  Principal payments under capital lease obligations                                        (42,425)           (36,896)
  Proceeds from exercise of stock warrants                                                  145,177          2,716,190
  Proceeds from exercise of stock options                                                        -             101,664
- ----------------------------------------------------------------------------------------------------------------------
          Net cash provided by (used in) financing activities                            (1,738,376)         1,302,930
- ----------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                                            (797,578)         1,407,367

Cash at beginning of year                                                                 1,796,095            388,728
======================================================================================================================
Cash at end of year                                                                       $ 998,517        $ 1,796,095
======================================================================================================================

Supplemental disclosures of cash flow information:

  Cash paid during the year for:
    Interest                                                                           $    432,000       $    530,000
======================================================================================================================
    Income taxes                                                                      $      34,000      $      21,000
======================================================================================================================

Supplemental schedule of noncash financing activity:

The Company recorded a liability of $100,000 and $50,000 in 1995 and 1994, respectively, for finance restructuring charges payable in 1997.

======================================================================================================================



                                             See Notes to Financial Statements

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


   1.  PRINCIPAL BUSINESS     The Company's operations consist of the design and
       ACTIVITY AND SUMMARY   production of complex aerospace structural
       OF SIGNIFICANT         subassemblies under government and commercial
       ACCOUNTING POLICIES:   contracts. The length of the Company's contracts
                              varies but is typically between 1 and 2 years for U.S. government contracts and up to 10 years for commercial contracts.

                              Revenue recognition is based on the percentage of completion method of accounting for long-term contracts, measured by the percentage of total costs incurred to date to estimated total costs for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying balance sheet, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. The Company's recorded revenue may be written off in later periods in the event that Company's cost estimates prove to be inaccurate or a contract is terminated.

                              During 1995, the Company received formal notification from Nordam Corporation that it was terminating the pylon portion of its contract with the Company. This partial termination resulted in the Company writing off approximately $1,473,000 of previously recorded revenue. The effect of this write-off is included in cost of sales in 1995.

                              The Company considers all highly liquid debt instruments with original maturities not exceeding three months to be cash equivalents. Cash equivalents consist primarily of repurchase agreements at December 31, 1995, which were subsequent to year-end, rolled over into U.S. Treasury Bills and commercial paper. The Company's cash balances, at times, exceed federally insured limits.

                              Property and equipment is stated at cost.
                              Depreciation and amortization is provided for using the straight-line method over the estimated useful lives of the related assets.

                              Substantially all of the Company's accounts receivable are with two customers.

                              The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimate by management. Actual results could differ from these estimates.

                              Earnings (loss) per share are computed by dividing net income (loss) by the weighted average common and common equivalent shares outstanding.

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================



                              Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Adoption of SFAS No. 121 had no effect on the accompanying financial statements in 1995 because the same method was used in the past to measure and review asset impairments.

                              In 1996 the Company will adopt SFAS No. 123,
                              "Accounting for Stock-Based Compensation." SFAS No. 123 establishes the fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company has not determined whether it will recognize or only disclose such information on adopting, but it believes adoption of SFAS No. 123 will not impact the result of its operations.

  2.  EXERCISE OF
      COMMON  STOCK
      PURCHASE WARRANTS:      On September 12, 1994, the Company announced that
                              it was calling its outstanding common stock purchase warrants for redemption and simultaneously changed the terms of exercise of the warrants from two warrants plus $5.00 for one share of common stock to two warrants plus $5.00 for two shares of common stock. These warrants were originally issued in connection with the Company's initial public offering in September
                              1992. The Company's registration statement for the registration of the warrants and the shares of common stock underlying the warrants was declared effective October 7, 1994. The exercise period expired on January 25, 1995 with all remaining warrants redeemed at $.10. During 1994, the Company received $2,716,190 after costs of the registration of $96,310 on the exercise of 1,125,000 warrants. In total, the Company received
                              $2,861,365 on the exercise of 1,183,070 warrants through January 25, 1995. Proceeds from the exercise of warrants were used to fund working capital requirements and preliminary acquisition costs (see Note 3) and to pay down approximately
                              $915,000 of indebtedness to Chrysler Capital
                              Corporation ("Chrysler"), required under the
                              Company's loan agreement, as amended.

   3. PROPOSED
      ACQUISITIONS:           On July 18, 1994, the Company announced that it
                              had signed a letter of intent to acquire certain operating divisions of Valentec International
                              Corporation ("Valentec") of Costa Mesa,
                              California. On January 9, 1995, the Company announced that its letter of intent with Valentec had terminated, by its terms, through the parties' failure to execute a definitive merger agreement by December 20, 1994 and because of various material issues that remained unresolved. During
                              1994, the Company incurred approximately $242,000 in costs associated with the proposed acquisition.

                              On August 24, 1995, the Company announced that it had signed a letter of intent to merge with VTX Electronics Corporation ("VTX") of Farmingdale, New York. On October 27, 1995, the Company announced that it had terminated merger discussions with VTX pursuant to the terms of the letter of intent. During 1995, the Company incurred approximately $224,000 in costs associated with the proposed acquisition.

   4.  COSTS AND              At December 31, 1995, costs and estimated earnings
       ESTIMATED              in excess of billings on uncompleted  contracts
       EARNINGS IN            consist of:
       EXCESS OF
       BILLINGS ON
       UNCOMPLETED
       CONTRACTS:

                                                                         U.S.
                                                                     Government         Commercial           Total
                              ----------------------------------------------------------------------------------------

                              Costs incurred on uncompleted
                               contracts                                $631,426        $19,738,969        $20,370,395
                              Estimated earnings                         201,250         10,777,343         10,978,593
                              ----------------------------------------------------------------------------------------

                                                                         832,676         30,516,312         31,348,988
                              Less billings to date                      716,030         20,955,568         21,671,598

                              ========================================================================================
                                 Costs and estimated earnings
                                  in excess of billings on
                                  uncompleted contracts                 $116,646       $  9,560,744       $  9,677,390
                              ========================================================================================


                              Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 1995, approximately $4,136,000 of the balances above are not expected to be collected within one year. Approximately 75% and 72% of the Company's sales in 1995 and 1994, respectively, are to Rohr Industries, Inc. ("Rohr") and approximately 14% and 9% of the Company's sales in 1995 and 1994, respectively are to Nordam Corporation.

  5.  PROPERTY AND
      EQUIPMENT:              Property and equipment consists of the following:


                                                                                                           Estimated
                              December 31, 1995                                                           Useful Life
                              ----------------------------------------------------------------------------------------
                              Furniture and fixtures                                 $146,611                  7 years
                              Machinery and equipment                                 279,353            5 to 10 years
                              Automobiles                                              13,015                  5 years
                              Leasehold improvements                                   36,292                  3 years
                              ----------------------------------------------------------------------------------------
                                                                                      475,271
                              Less accumulated depreciation and
                               amortization                                           278,887
                              ----------------------------------------------------------------------------------------
                                                                                     $196,384
                              ========================================================================================


                              The Company has certain machinery and equipment under a capital lease. The cost of such equipment is approximately $137,000 and its accumulated depreciation is approximately $68,000.

   6.  LONG-TERM              Long-term debt is comprised of:
       DEBT:

                              Borrowing under loan agreement with Chrysler                                  $2,324,184
                              Capital lease obligation (Note 7)                                                 36,570

                              ----------------------------------------------------------------------------------------

                                                                                                             2,360,754
                              Less current portion                                                             630,525
                              ========================================================================================
                                                                                                            $1,730,229
                              ========================================================================================


                              In October 1993, the Company refinanced its loan with Chrysler, which consolidated all outstanding indebtedness to Chrysler and extended the maturity date to July 1, 1995. Under the terms of this agreement, the Company is required to make principal payments of $50,000 and interest payments, at prime plus 2%, each month. In addition, the Company accrued a $50,000 fee for not paying the loan in full by July 1, 1994, another $50,000 for not paying the loan in full by January 1, 1995 and $100,000 for not paying the loan in full by July 1, 1995. These amounts are payable at the time the loan is satisfied in full. Substantially all of the Company's receivables, costs and estimated earnings in excess of billings on uncompleted contracts, and property and equipment are pledged under this agreement. Two of the Company's officers have also pledged their outstanding shares of the Company's common stock as collateral.

                              The loan agreement requires the Company to maintain certain financial ratios regarding, among other things, net worth and working capital, and restricts the payment of dividends. In February 1994, the Company received a deferral of mandatory monthly debt payments due in January, February and March 1994 and a waiver of default arising from the nonpayment during such period. In June 1994, the Company received a deferral of mandatory monthly debt payments due and a waiver of default arising from the nonpayment during such period. The June deferral and waiver were subject to various conditions as specified in a letter agreement between the Company and Chrysler. Such conditions included, among others, completing the induced exercise of outstanding warrants and remitting one-third of the net proceeds to Chrysler, as well as the Company's completing an offering of its common stock. Such conditions were required to be satisfied in accordance with a timetable provided in the deferral and waiver agreement, over the period June 17, 1994 to January 15, 1995. On December 31, 1994, the Company and Chrysler agreed to amend the October 1993 agreement and rescind the conditions set forth in the June 1994 letter agreement and extended the maturity date of the loan to October 1, 1996. In addition, the December 1994 agreement provided a waiver of a default of a loan covenant as specified in the original loan agreement, as amended by the October 1993 agreement. On October 18, 1995, the Company and Chrysler agreed to amend the agreement and extend the maturity date of the loan to January 31, 1997. During 1994, the Company received approximately $2,700,000 in proceeds from the exercise of 1,125,000 stock purchase warrants and remitted approximately one-third ($915,833) to Chrysler to reduce its outstanding indebtedness, as required under its loan agreement with Chrysler.

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================

                              In December 1995, the Company sold its land and building for approximately $1,240,000 and retired its industrial development revenue bonds. This resulted in an extraordinary gain of $81,475 from the early extinguishment of this obligation. The Company recorded a loss on the disposal of the land and building due to the net carrying value exceeding the sales proceeds by approximately $496,000. Additionally, the Company remitted $400,000 of the sale proceeds to Chrysler to reduce its outstanding indebtedness.

                              The aggregate maturities of long-term debt, including capital lease obligations, at December 31, 1995 are as follows:

                              Year ending December 31,

                                          1996                                                              $  630,525
                                          1997                                                               1,730,229
                              ----------------------------------------------------------------------------------------
                                                                                                            $2,360,754

                              ========================================================================================

   7.  COMMITMENTS:           Future minimum lease payments under capital leases
                              at December 31, 1995 are as follows:

                              Year ending December 31,

                                          1996                                                                 $32,197
                                          1997                                                                   6,690
                              ----------------------------------------------------------------------------------------
                              Total minimum lease payments                                                      38,887
                              Less interest included in payments                                                 2,317

                              ----------------------------------------------------------------------------------------
                                   Present value of minimum lease payments                                     $36,570
                              ========================================================================================


                              The Company leases office and warehouse facilities under a noncancelable operating lease expiring in March 1999.

                              The aggregate future minimum rental commitments under this lease at December 31, 1995 are payable as follows:

                              Year ending December 31,

                                          1996                                                                $145,547
                                          1997                                                                 156,367
                                          1998                                                                 161,211
                                          1999                                                                  40,353
                              ----------------------------------------------------------------------------------------
                                                                                                              $503,478
                              ========================================================================================


                              The Company is required to pay additional expenses, as defined.

                              The Company has entered into employment agreements with two officers which expire in 1997.

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


 8.    INCOME TAXES:          The provision (benefit) for income taxes consists
                              of the following:


                              Year ended December 31,                                        1995                 1994
                              ----------------------------------------------------------------------------------------

                              Current:
                                Federal                                                 $(241,000)            $(34,000)
                                State and local                                                -                (6,000)
                              ----------------------------------------------------------------------------------------
                                                                                         (241,000)             (40,000)
                              ----------------------------------------------------------------------------------------

                              Deferred:
                                Federal                                                  (302,000)             173,000
                                State and local                                           (34,000)              19,000
                              ----------------------------------------------------------------------------------------
                                                                                         (336,000)             192,000
                              ----------------------------------------------------------------------------------------
                                                                                        $(577,000)            $152,000
                              ========================================================================================

                              The deferred income taxes provision (benefit), resulting from the differences in the recording of revenue and expense for federal income tax and financial reporting purposes, consists of the following:

                              Year ended December 31,                                        1995                 1994
                              ----------------------------------------------------------------------------------------

                              Long-term contracts                                       $ 183,000             $195,000
                              Other, including depreciation                                (3,000)              (3,000)
                              Net operating loss carryforward                            (516,000)                  -

                              ----------------------------------------------------------------------------------------
                                                                                        $(336,000)            $192,000
                              ========================================================================================

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


                              The difference between the income tax provision computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:


                                                                                             1995                 1994
                              ----------------------------------------------------------------------------------------

                              Taxes computed at the federal statutory rate              $(591,000)            $131,000
                              State income taxes, including deferred, net of
                               federal benefit                                                 -                15,000
                              Other, net including permanent differences                   14,000                6,000

                              ----------------------------------------------------------------------------------------
                                                                                        $(577,000)            $152,000
                              =========================================================================================


                              The components of deferred income tax assets
                              (liabilities) are as follows:


                                                                                          Current           Noncurrent
                              ----------------------------------------------------------------------------------------

                              Revenue recognition                                       $(892,000)                  -
                              Fixed assets and capital leases                                  -             $  13,000
                              Net operating loss carryforward                             447,000              100,000

                              ----------------------------------------------------------------------------------------
                                                                                        $(445,000)            $113,000
                              =========================================================================================

                              The Company has net operating loss carryforwards of approximately $1,132,000 available to reduce future federal and state taxable income, which will expire in 2010.

   9.  RELATED PARTY          In 1992, the Company borrowed  $216,370 from two
       TRANSACTIONS:          officers  pursuant to a working capital
                              requirement provision contained in its agreement with Chrysler. In December 1994, the Company repaid the principal balance of $216,370 and in January 1995 paid approximately $43,000 in accrued interest relating to this indebtedness.

 10.   EMPLOYEE   STOCK       In April 1992,  the Company  adopted the 1992
       OPTION PLANS:          Stock Option Plan (the "1992 Plan"). The 1992
                              Plan, for which 250,000 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees or consultants or others who provide services for the Company. In 1992, the Company also granted options to purchase 25,000 shares to its counsel outside the Plan. These options were exercised in 1994. Options granted to employees and directors with three or more years of service became exercisable as to one-third of the shares each year beginning on September 16, 1992. Options granted to those with less than three years of service become exercisable as to one-third of the shares each year beginning on September 16, 1993. The options may not be exercised more than five years from the date of issuance. In 1995, the option price for all outstanding employees' and directors' stock options was lowered to $3.00.

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


                                                                                        Number of
                                                                                         Shares           Option Price
                                                                                      Under Option          Per Share
                              ----------------------------------------------------------------------------------------

                              Outstanding at December 31, 1993                           185,336                    -
                                Options granted (originally issued at an option
                                 price of between $6.00 - $7.00)                          11,500                 $3.00
                                Options exercised                                         (7,833)                   *
                                Options expired or forfeited                              (9,334)                   *
                              ----------------------------------------------------------------------------------------

                              Outstanding at December 31, 1994                           179,669                    -
                                Options granted                                          110,000         $1.00 - $1.31
                                Options expired or forfeited                             (13,334)                   *

                              ----------------------------------------------------------------------------------------
                                    Outstanding at December 31, 1995                     276,335         $1.00 - $3.00
                              ========================================================================================


                              * All options exercised or forfeited or that expired were at an exercise price of $5.00.

                              In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan, for which 300,000 common shares are reserved for issuance, provides for the issuance of either incentive stock options or nonqualified stock options to employees or consultants or others who provide services for the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for shares issued to the Company's president which are exercisable at 110% of the closing price of the Company's shares on the date of issuance. The Company has 1,501 options available for future grant under the 1992 Plan and 240,000 options available for grant under the 1995 Plan.

                              At December 31, 1995, 271,335 options were exercisable. The balance will become exercisable in September 1996.

 11.   WARRANTS               The  Company  sold  100,000  warrants  to  the
       AND OPTIONS:           Company's Underwriter ("Underwriter's Warrants")
                              in September 1992 for an aggregate of $100. The
                              Underwriter's Warrants entitle the Underwriter to purchase up to 100,000 units, each unit consisting of one share of common stock and one warrant, at an exercise price of $6.00 during the period ending September 24, 1998.

                              The Underwriter has agreed not to sell or otherwise dispose of Underwriter's Warrants prior to September 24, 1997, unless the Company (i) is able to complete an underwritten secondary public offering, or (ii) obtains $11,000,000 of gross revenue as shown on its audited financial statements or as shown on a pro forma basis with any acquired company, for the then current fiscal year, at which time the lock-up would be terminated.

                              In October 1994, the Company issued stock options to purchase 10,000 shares at $3.00 per share to a consultant.

                                                        CPI AEROSTRUCTURES, INC.

                                                  NOTES TO FINANCIAL STATEMENTS

===============================================================================


                              In February 1995, the Company issued stock options to purchase 30,000 and 120,000 common shares at $3.00 per share to two consultants, one of whom is currently a director. In April 1995, the Company also granted options to purchase 20,000 shares at $2.00 per share to its counsel. All of these options are outside the Plan. In January 1996, the Company issued stock options to purchase 30,000 shares at $1.06 per share to the consultant director mentioned above.

 12.   MD-90
       CONTRACT:              In March 1991, the Company entered into an
                              agreement with Rohr, pursuant to which the Company agreed to provide Rohr with apron assemblies and related components in connection with production of the proposed McDonnell Douglas MD-90 jet aircraft. During the year ended December 31, 1995, approximately 57% of the Company's revenue was derived from this program, as compared with 63% in 1994. As of December 31, 1995, an aggregate of
                              $7,193,862 was included in cost and estimated earnings. McDonnell Douglas received FAA certification for the MD-90 in November 1994.

CPI 200A EXECUTIVE DRIVE                               EDGEWOOD, NEW YORK 11717
    (516) 586-5200                                     FAX (516) 586-5840


Letter to Sbarcholders


The year 1995 was we of transition. In the latter part of the year the Company was awarded two significant contracts from the United States Air Force. These programs represent major sized procurements and are expected to enhance revenues into late 1997. The Company also sold its land and building to reduce its debt by approximately $1,250,000 and reduce on-going operational expenses by about $IOO,000 per year. The sale resulted in a non-cash loss of approximately $496,000. Additionally, the Company received notice of the termination of pylons for the Raytheon Hawker 1000 program, although the sale of engine mounts for this aircraftare continuing. This partial termination was recorded as a charge against cost of sales, even though it will result in a positive impact on the Company's cash flow. As a rcsult of the above write offs, the Company had a net loss of $1,080,000 for 1995, although operations were profitable.

The commercial market has shown signs of renewed growth as airline orders for new aircraft are on the rise. A strong economy and an increasingly healthy U.S. airline industry underpin an optimistic forecast of expanding air travel and moderate aircraft purchases during the next few years. The military segment has also become more active as defense budget cuts of the last few years seem to have run their course.

The contract for C-5 cargo aircraft structural parts, awarded to CPI in late 1995, has ahnost tripled in value as additional components have been ordered by the Air Force. Further increases are anticipated on this contract with longer term potential based on the expected operational life of this aircraft.

The previous statements include forward looking expectations that involve risks and uncertainties, incduding the timely delivery and acceptance of the Company's products and other risks detailed from time to time in the Company's SEC reports.

In June 1996 our resstructuring continued with the completion of a $2,050,000 private placement of equity with Barber & Bronson Incorporated, an NASD member firm based in Fort Lauderdale, Florida. The net proceeds of this offering were used, along with working capital, to eliminate the debt of the Company held by Chrysler Capital Corporation. As an essentially debt-free Company, CPI has weathered the downturn in the aerospace market over the last few years and emerged as a stronger, leaner Company well positioned for the future.

The Company continued its profitable performance for the second quarter ended June 30, 1996 as the recently awarded contracts for the United States Air Form have begun to make a positive contribution to revenues. Revenues for the six months ended June 30, 1996 reflect a growth of approximately 35% over the revenue for the same period a year earlier. Net income, after provision for taxes, has also improved by about 131% as a result of the increased revenues, debt reduction and other economy measures imnplemented by management over the last eighteen months.

The Company remains committed to long-term growth through acquisitions while also pursuing new opportunities in the aircraft industry with a continual focus on strengthening shareholder value.



On behalf of the Board of Directors:


/s/ Arthur August
- -----------------------------------
Arthur August
Chairman of The Board and President

August 1996

Officers

Arthur August
President and Chief Executive Officer

Theodore J. Martines
Executive Vice President

Frank Funicelli
Vice President of Operations

Board of Directors

Arthur August
Chairman of The Board
President and Chief Executive Officer

Theodore J. Martines
Executive Vice President

Walter Paulick
President
W.R. Paulick and Associates, Inc.
Financial Consulting Firm

Stanley Wunderlich
Chairman
Consulting For Strategic Growth, Ltd.
Financial Consulting Firm



Corporate Headquarters

CPI Aerostructures, Inc.
200 A Executive Drive
Edgewood, NY 11717
Tel: (516) 586-5200
Fax: (516) 586-5814

Transfer Agent

North American Transfer Co.
147 W. Merrick Road
Freeport, NY 11520

Independent Accountants

Goldstein Golub Kessler & Company, P.C.
1185 Avenue of the Americas
New York, NY 10036

Corporate Counsel

Snow Becker Krauss P.C.
605 Third Avenue
New York, NY 10158

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 27, 1996                 CPI AEROSTRUCTURES, INC.


                                       By: /s/ Arthur August
                                           ----------------------------------
                                           Arthur August,
                                           President

         In accordance with the Exchange Act, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:


      Signature                        Title                        Date
      ---------                        -----                        ----



/s/ Arthur August                 Chairman of the Board,       March 27, 1996
- ------------------------          President (Principal
Arthur August



/s/ Theodore J. Martines          Executive Vice               March 27, 1996
- ------------------------          President (Principal
Theodore J. Martines              Accounting and Financial
                                  Officer) and Director



/s/ Stanley Wunderlich            Director                     March 27, 1996
- ------------------------
Stanley Wunderlich


/s/ Walter Paulick                Director                     March 27, 1996
- ------------------------
Walter Paulick

                                  EXHIBIT INDEX

Exhibit No.                     Exhibit                                Page No.
- -----------                     -------                                --------

   10.1         Employment Agreement between Registrant and
                Arthur August dated September 15, 1995.

   10.2         Employment Agreement between Registrant and
                Theodore J. Martines dated September 15,
                1995.

   10.4         1995 Employee Stock Option Plan.

   10.41 Lease dated November 15, 1995 by and between the Company and Heartland Rental Properties
                Partnership for the Company's facilities in Edgewood, New York.

   10.42        Contract of Sale dated July 1995, between the
                Company and Triangle Electronics Group, Inc.
                for sale of the Company's facilities in
                Ronkonkoma, New York.

   10.43 Note Consolidation and Extension Agreement dated as of November 1, 1995.

   10.44        Consolidated Note dated as of November 1,
                1995 in the amount of $784,000 to Chrysler
                Capital Corporation.

   10.45        Second Amended and Restated Revolving Credit
                Note in the amount of $1,510,183 to Chrysler
                Capital Corporation.

   10.46 Second Amended and Restated Warrant Note dated as of November 1, 1995 in the amount of $430,000 to Chrysler Capital Corporation.

   10.47        Solicitation Contract dated September 19,
                1995 from the Department of the Air Force.

   10.48        Solicitation Contract dated September 22,
                1995 from the Department of the Air Force.

   10.49        Consulting Agreement between the Company and
                Stanley Wunderlich dated as of January 1,
                1996.

                                       CPI

                              AEROSTRUCTURES, INC.
                 200A EXECUTIVE DRIVE * EDGEWOOD, NEW YORK 11717
                       (516) 586-5200 * FAX (516) 586-5814



FOR IMMEDIATE RELEASE                           CONTACT:  EDWARD J. FRED
                                                          CONTROLLER
                                                          (516) 586-5200

                                                          STANLEY WUNDERLICH
                                                          CORPORATE DEVELOPMENT
                                                          CONSULTANT
                                                          (800) 625-2236


           CPI AEROSTRUCTURES REPORTS 250% NET INCOME INCREASE AND 52%
                     REVENUE INCREASE FOR THE SECOND QUARTER



Edgewood, NY, July 24, 1996 -- CPI Aerostructures (Nasdaq Symbol: CPIA,), today announced fiancial results for the second quarter ended June 30, 1996.

Net income for the second quarter increased 250% to $185,426, or $.04 per share, on 4,396,323 weighted average shares outstanding compared to net income of $52,951, or $.02 per share, on 3,728,304 shares. Second quarter revenues increased 52% to $1,635,874, from $1,078,994 for the same period a year ago.

Net income for the six month period ended June 30, 1996 increased 131% to $325,963, or $.08 per share, on 4,262,336 weighted average shares outstanding compared to net income of $141,086, or $.04 per share, on 3,720,377 common shares. Revenues increased 35% to $3,186,493, from $2,362,031 for the same period a year ago. The increase in revenues was a result of the acceleration of its commercial contracts and the positive contribution of new government contracts awarded in late 1995.

The Company recently announced the completion of a $2,050,000 private placement of equity with Barber & Bronson Incorpotated, an NASD member firm based in Fort Lauderdale, Florida. The net proceeds of tbis offering were used, along with working capital, to eliminate the debt of the Company held by Chrysler Capital Corporafion.

Founded in 1980, CPI Aerostructures, Inc. produces structural aircraft parts and sub-assemblies for the commercial and military sector of the aircraft industry. The Company's operations consist primarily of incorporating component aircraft parts into complex sub-assemblies to safisfy specific customer requirements and precise certification standards.

                            CPI Aerostructures, Inc.
                         Condensed Statements of Income


                                       Three Months Ended June 30,          Six Months ended June 30,
                                                (Unaudited)                        (Unaudited)
                                     -------------------------------        --------------------------
                                         1996                1995              1996           1995
                                     -----------          ----------        ----------      ----------
 Revenues                             $1,635,874          $1,078,944        $3,186,493      $2,362,031

 Gross Profit                            586,841             494,783         1,164,311       l,058,043

 Income before provision
 for income taxes                        206,479              92,951           422,016         246,086

 Net income                              185,426              52,951           325,963         141,086
                                      ----------          ----------        ----------       ---------
 Net earnings                               0.04                0.02              0.08            0.04
                                      ==========          ==========        ==========       =========

 Waghted average common and
   common share equivalents
   outstanding                         4,396,323           3,728,304         4,262,336       3,720,377

